SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

  Insurance Auto Auctions, Inc.

(Name of Issuer)

  Common Stock

(Title of Class of Securities)

 457875102

(CUSIP Number)

  Wallace R. Weitz
President
and
Mary Beerling, Esq.
Vice President/General Counsel
1125 South 103rd Street, Suite 600
Omaha, Nebraska 68124
(402) 391-1980

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

 November 1, 2000

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

CUSIP NO 457875102	13D	PAGE	2	OF	12	PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wallace R. Weitz & Company Tax I.D. No. 47-0654095

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
00: Funds of investment advisory clients

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Nebraska

	7	SOLE VOTING POWER	1,949,700
NUMBER OF

SHARES	8	SHARED VOTING POWER	None

BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,949,700

REPORTING

PERSON	10	SHARED DISPOSITIVE POWER	None

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,949,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7%

14	TYPE OF REPORTING PERSON (See Instructions)
IA

CUSIP NO 457875102	13D	PAGE	3	OF	12	PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Weitz Series Fund, Inc.-Value Fund Tax I.D. No. 47-0692800

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO: Funds of investment company shareholders

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Minnesota

	7	SOLE VOTING POWER	None
NUMBER OF

SHARES	8	SHARED VOTING POWER	645,100

BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER	None

REPORTING

PERSON	10	SHARED DISPOSITIVE POWER	645,100

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
645,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (See Instructions)
IV

CUSIP NO 457875102	13D	PAGE	4	OF	12	PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Weitz Series Fund, Inc.-Hickory Fund Tax I.D. No. 47-0761568

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO: Funds of investment company shareholders

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Minnesota

	7	SOLE VOTING POWER	None
NUMBER OF

SHARES	8	SHARED VOTING POWER	1,130,700

BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER	None

REPORTING

PERSON	10	SHARED DISPOSITIVE POWER	1,130,700

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,130,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%

14	TYPE OF REPORTING PERSON (See Instructions)
IV

CUSIP NO 457875102	13D	PAGE	5	OF	12	PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wallace R. Weitz Tax I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
None

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Citizen of United States of America

	7	SOLE VOTING POWER	None
NUMBER OF

SHARES	8	SHARED VOTING POWER	1,949,700

BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER	None

REPORTING

PERSON	10	SHARED DISPOSITIVE POWER	1,949,700

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock (the “Securities”) of Insurance Auto Auctions, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 850 East Algonquin Road, Suite 100, Schaumberg, Illinois 60173-3855.

Item 2. IDENTITY AND BACKGROUND

Wallace R. Weitz & Company (“Weitz & Co.”), a Nebraska corporation, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. Weitz & Co. provides investment advice to certain investment limited partnerships, individual advisory accounts and registered investment companies. Weitz Series Fund, Inc., is a registered investment company organized as a Minnesota corporation and having four individual series, including the Value Fund (“ Value Fund”) and the Hickory Fund (“Hickory Fund”). Weitz Partners, Inc. is a registered investment company organized as a Nebraska corporation and having one series, the Partners Value Fund (“Partners Value Fund”). The principal office of Weitz & Co., Value Fund, Hickory Fund and Partners Value Fund is One Pacific Place, 1125 South 103rd Street, Suite 600, Omaha, Nebraska 68124.

The Securities to which this statement relates were acquired on behalf of investment advisory clients of Weitz & Co., including Value Fund, Hickory Fund and Partners Value Fund under sole discretionary authority granted to Weitz & Co by such advisory clients. None of the Securities are owned by or on behalf of Weitz & Co. or by any officer or director of Weitz & Co. or by any of the officers or directors of Value Fund, Hickory Fund or Partners Value Fund. Weitz & Co. may, however, from time to time own shares of the Value Fund, the Hickory Fund or the Partners Value Fund.

This statement is also being filed by Wallace R. Weitz, President and sole owner of Weitz & Co., in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Weitz & Co. through the exercise of voting control and/or dispositive power over the Securities as a result of his official positions or ownership of the voting securities of Weitz & Co. Neither Weitz & Co. nor Mr. Weitz owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported in the statement.

Weitz & Co., Value Fund, Hickory Fund, Partners Value Fund, and Mr. Weitz are referred to collectively in this statement as the “Reporting Persons”.

During the past five years none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body involving any alleged violations of any securities laws.

Schedule I which is attached to this statement and incorporated herein sets forth the names, business addresses and principal occupations of each director and officer of Weitz & Co. and each director and officer of Weitz Series Fund, Inc. and Weitz Partners, Inc.

Item 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $24,306,416 in the aggregate to purchase the Securities reported on this statement. Such consideration came from the assets of the advisory clients and not the assets of Weitz & Co. None of the funds used to purchase the Securities were borrowed funds.

Item 4. PURPOSE OF TRANSACTION

The Securities reported in this statement were acquired in the ordinary course of business by Weitz & Co. on behalf of its investment advisory clients for investment purposes with the goal of capital appreciation. The Securities are reported by Weitz & Co. and Mr. Weitz, President of Weitz & Co. in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of the Securities under the provisions of subparagraph (b) of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership by Weitz & Co. and Mr. Weitz as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. Weitz & Co. may from time to time acquire additional Securities on behalf of advisory clients or dispose of all or a portion of the current holdings of Securities.

Weitz & Co. is engaged in the business of investment management and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its advisory clients. In pursuing this investment philosophy, Weitz & Co. analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussion with knowledgeable industry observers, and with management of such companies, often at management’s invitation.

Weitz & Co., as an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 may elect to file securities ownership reports required by the Securities and Exchange Act of 1934 on Schedule 13G. Weitz & Co. routinely uses Schedule 13G to report its beneficial ownership of securities purchased for its advisory clients. As a result of investment analysis and the occurrence of events, Weitz & Co. may desire to participate in discussions with management of a particular company or with third parties about significant matters in which Weitz & Co. may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause a company’s true economic value to be recognized. In such situations Weitz & Co. may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more freely involved with management and to enter into discussions with third parties concerning possible strategic alternatives.

To obtain the necessary flexibility to have such discussions with management, other shareholders and third parties, Weitz & Co. is converting its ownership filing on Schedule 13G to a filing on Schedule 13D. Depending on such discussions and consideration of strategic alternatives, Weitz & Co. could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	The aggregate number of Securities owned beneficially by Weitz & Co. is 1,949,700 shares of common stock representing 16.7% of such Securities. The aggregate number of shares of common stock owned of record by the Value Fund is 645,100 representing 5.5% of such Securities. The aggregate number of shares of common stock owned of record by the Hickory Fund is 1,130,700 representing 9.7% of such Securities.
(b)	Weitz & Co. has the sole power to vote or direct the vote of the Securities and the sole power to dispose of or direct the disposition of the Securities.
(c)	N/A
(d)	Weitz & Co.’s advisory clients have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from the Securities held for their accounts. Investment advisory clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Weitz & Co. does not have an economic interest in any of the Securities reported in this statement.
(e)	Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT
TO SECURITIES OF THE ISSUER

As discussed above, Weitz & Co. has written investment advisory contracts with each of its clients who own the Securities of the Issuer. Such contracts provide Weitz & Co. investment authority over all securities purchased for the individual accounts. There are no special arrangements with respect to the Securities of the Issuer. Weitz & Co. has voting authority with respect to the securities owned of record by its advisory clients.

Item 7. MATERIAL TO BE FILED AS AN EXHIBIT

Schedule I. Information Concerning the Officers and Directors of Weitz & Co., Value Fund, Hickory Fund and Partners Value Fund.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2000

WALLACE R. WEITZ & COMPANY

By: /s/ Wallace R. Weitz
Name: Wallace R. Weitz
Title: President

WEITZ SERIES FUND, INC.-VALUE FUND and HICKORY FUND

By: /s/ Mary K. Beerling
Name: Mary K. Beerling
Title: Vice President

WEITZ PARTNERS, INC.-PARTNERS VALUE FUND

By: /s/ Mary K. Beerling
Name: Mary K. Beerling
Title: Vice President

WALLACE R. WEITZ
(Individually)

/s/ Wallace R. Weitz

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement as of the 1ST day of November, 2000.

WALLACE R. WEITZ & COMPANY

By: /s/ Wallace R. Weitz
Name: Wallace R. Weitz
Title: President

WEITZ SERIES FUND, INC.-VALUE FUND and HICKORY FUND

By: /s/ Mary K. Beerling
Name: Mary K. Beerling
Title: Vice-President

WEITZ PARTNERS, INC.-PARTNERS VALUE FUND

By: /s/ Mary K. Beerling
Name: Mary K. Beerling
Title: Vice President

WALLACE R. WEITZ
(Individually)

/s/ Wallace R. Weitz

Schedule I

Information with Respect to Officers and Directors

All of the following individuals are Officers and Directors of Wallace R. Weitz & Company. Each Officer and Director is a citizen of the United States of America:

Wallace R. Weitz	Linda L. Lawson

President	Vice President

1125 S. 103rd St., Ste. 600	1125 S. 103rd St., Ste. 600

Omaha, NE 68124-6008	Omaha, NE 68124-6008

Barbara V. Weitz	Mary K. Beerling

Professor, University of Nebraska at Omaha	Vice President

6001 Dodge St., Annex 40	1125 S. 103rd St., Ste. 600

Omaha, NE 68182	Omaha, NE 68124-6008

Richard F. Lawson

Vice President

1125 S. 103rd St., Ste. 600

Omaha, NE 68124-6008

All of the following individuals are Officers of Weitz Series Fund, Inc.—Value Fund and Hickory Fund and Weitz Partners, Inc.—Partners Value Fund. Each Officer is a citizen of the United States of America:

Wallace R. Weitz
President
1125 S. 103rd St., Ste. 600
Omaha, NE 68124-6008

Richard F. Lawson
Vice President
1125 S. 103rd St., Ste. 600
Omaha, NE 68124-6008

Linda L. Lawson
Vice President
1125 S. 103rd St., Ste. 600
Omaha, NE 68124-6008

Mary K. Beerling
Vice President
1125 S. 103rd St., Ste. 600
Omaha, NE 68124-6008

All of the following individuals are Directors of Weitz Series Fund, Inc.—Value Fund and Hickory Fund and Weitz Partners, Inc.—Partners Value Fund. Each Director is a citizen of the United States of America:

Wallace R. Weitz President 1125 S. 103rd St., Ste. 600 Omaha, NE 68124-6008	Mr. Richard D. Holland Retired 1501 S. 80th Street Omaha, NE 68124

Ms. Lorraine Chang Consultant 650 North 56th Street Omaha, NE 68132	Mr. Thomas R. Pansing Partner Gaines Mullen Pansing & Hogan 10050 Regency Circle Omaha, NE 68114

Mr. John W. Hancock Partner Hancock & Dana 12829 West Dodge Rd., Ste. 100 Omaha, NE 68124	Mr. Del Toebben Retired 7520 Oakwood Street Ralston, NE 68127

To the knowledge of management of Wallace R. Weitz & Company, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.